FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Letter to Ontario Securities Commission dated November 19, 2014

	Affaires juridiques		Law
Cristina Circelli
	Secrétaire générale déléguée et		Deputy Corporate Secretary and
	Avocate générale		General Counsel

	935, rue de La Gauchetière Ouest		935 de La Gauchetiere Street West
www.cn.ca	16e étage		16th Floor
	Montréal (Québec) H3B 2M9		Montreal, Quebec, H3B 2M9
	Canada		Canada
	T	514-399-4135	T 514-399-4135
	Tc	514-399-5744	F 514-399-5744
	C	cristina.circelli@cn.ca	E cristina.circelli@cn.ca

November 19, 2014

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, ON M5H 3S8

On November 18, 2014, Canadian National Railway Company (“CN”) purchased 585,000 Common Shares from an arm’s length third party seller shareholder through private agreement for an aggregate purchase price of C$43,126,200.00. The transaction will settle on November 24, 2014. The purchased shares will be cancelled and will be included in computing the number of Common Shares purchased by CN under its current Normal Course Issuer Bid.

Yours truly,

“Cristina Circelli”

Cristina Circelli

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 19, 2014	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel